UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Guzy, D. James
   1340 Arbor Road
   Menlo Park, CA  94025
2. Issuer Name and Ticker or Trading Symbol
   Cirrus Logic, Inc. (CRUS)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   March 29, 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)


7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     132,782        I  by Corporation
                                                                                                                   (1)
Common Stock                                  07/23/96    M        5,000         A  $9.4375      30,000         D

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $9.4375         07/23/96       M                          5,000            (2) 07/25/91 07/25/96
(right to buy)
Non-Qualified Stock Option     $14.0625        08/01/96       A         5,000                             (2) 08/01/96 08/01/01
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     07/23/96  Common Stock                   5,000                     0             D
(right to buy)
Non-Qualified Stock Option     08/01/96  Common Stock                   5,000                     5,000         D
(right to buy)

Explanation of Responses:

(1)
Shares held by Arbor Company of which Mr. Guzy is President.  The listing of these shares shall not be contrued as an admission of beneficial ownership by the reporting person.
(2)
The option is immediately exercisable.  However, unvested shares are held in escrow.  Options vest over 4 years: 25% vest 1 year from date of grant and 75% vest monthly over balance of 36 months.

SIGNATURE OF REPORTING PERSON
/S/ D. JAMES GUZY
DATE 05/01/97